VIA EDGAR

February 14, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atkore International Group Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-215970)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 3:00 p.m. (ET) on February 16, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John M. Traugott

Name: John M. Traugott
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mark Schwartz

Name: Mark Schwartz
Title: Managing Director

By:	/s/ Francis Windels

Name: Francis Windels
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Goksu Yolac

Name: Goksu Yolac
Title: Managing Director

[Signature Page to Acceleration Request]